June 7, 2017

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: David L. Orlic

Re:              Tangoe, Inc.
Solicitation/Recommendation Statement on Schedule 14D-9
Filed May 12, 2017
File No. 005-86565

Ladies and Gentlemen:

On behalf of Tangoe, Inc. (the “Company”), I hereby submit the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter of comment, dated June 5, 2017 (the “Letter”), with respect to the above referenced Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on May 12, 2017 (the “Recommendation Statement”).  For the convenience of the Staff, the comment is included below and followed by the Company’s response.

General

1.              We note that Tangoe has not filed audited financial statements for fiscal 2015 and 2016, and has not yet restated its audited financial statements for fiscal 2013 and 2014. While audited financial statements are not specifically required by Schedule 14D-9, Tangoe’s current delinquency status raises significant concerns as to whether investors have access to the financial information necessary to make a decision regarding the Offer. Please provide an analysis supporting your determinations that investors (a) have adequate financial information and (b) should accept the Offer.

Response:                                        In connection with the preparation of the Recommendation Statement, the Company carefully considered its obligations under Regulation 14E and Regulation 14D, as well as under Delaware law, and the Company believes it has satisfied all applicable requirements.  In particular, the Company has communicated to its stockholders its position with respect to the tender offer commenced by TAMS Inc. (the “Offer”), has stated the reasons for its position and has disclosed to its stockholders all material information regarding the Company and Offer that is available to the Company so as to enable its stockholders to make an informed decision with respect to the Offer.

Background

As described in the Recommendation Statement, prior to entering into the Agreement and Plan of Merger pursuant to which the Offer is being made (the “Merger Agreement”), the Company engaged in extensive efforts to pursue the restatement of its financial statements, including the audit of such restated financial statements, as well as the preparation and audit of its financial statements for subsequent periods.  Despite these efforts, which, as described in the Recommendation Statement, involved the devotion of significant internal Company resources as well as the expenditure of approximately $16 million in external fees over 2015 and 2016, the Company was unable to complete the restatement and audit of its financial statements prior to its entry into the Merger Agreement and unable to obtain from its independent registered accounting firm or any other independent registered accounting firm any definitive timeline for completion of such audit.  As a result of the Company’s inability to complete this audit, the Company’s common stock was delisted from the NASDAQ Stock Market in March 2017.  To provide greater certainty with respect to the timing of the deregistration of the Company’s common stock under Section 12(b) of the Securities Exchange Act of 1934 (“Section 12(b)”), the Company filed a Form 25 on March 27, 2017.  As a result of this Form 25 filing, the Company anticipates that its common stock will be deregistered under Section 12(b) effective June 25, 2017.

Basis for Recommendation

As described in the Recommendation Statement, from late 2015 through April 2017, the Company engaged in acquisition discussions with a number of potential acquirors, which ultimately led to the Board of Directors of the Company (the “Board”) concluding that the transactions contemplated by the Merger Agreement represented the best alternative for maximizing stockholder value, considering among other alternatives, scenarios in which the Company would continue to operate as an independent company.  As described in the Recommendation Statement, among the factors considered by the Board in reaching this conclusion was the Board’s belief that the process conducted by the Company had resulted in the highest price reasonably available to the stockholders of the Company; the significant declines in the Company’s cash balances, bookings, profitability and share prices since announcing its financial results for the second quarter of 2015 in August 2015; and the potential for the transaction to end the cost and management distraction associated with completing the restatement and reduce the related adverse effects on the attraction and retention of employees, customers and partners, which were exacerbated by the Company’s inability to estimate the date upon which the restatement would be completed and the possibility that the restatement might never be completed.

As a result of the Company’s inability to obtain from its independent registered accounting firm or any other independent registered accounting firm any definitive timeline for completion of the audit of the Company’s financial statements in connection with the restatement, the Board concluded that it could not reasonably expect to be able to delay the proposed transaction with Marlin Management Company, LLC and its affiliates (collectively, “Marlin”) to allow for the completion of an audit without risking a significant reduction in consideration payable to the Company’s stockholders or the loss of the transaction in its entirety.  In light of (i) the continuing deterioration of the Company’s business and business prospects, (ii) the uncertainty as to whether Marlin would be willing to engage in a transaction at any later date by which the audit could have been completed, (iii) the uncertainty as to whether the audit would ever be able to be completed, (iv) the likelihood that the Company would need to obtain additional financing to have sufficient funds to continue operations, especially if it undertook additional significant efforts to complete the audit, and uncertainty as to whether such financing would be available on a timely basis or at all and (v) the likelihood that the Company might not be able to enter into a transaction at any point in the future with another party providing value to stockholders at least equivalent to that proposed by Marlin, among other things, the Board concluded that attempting to delay the transaction proposed by Marlin to attempt to complete the audit would not have been consistent with its fiduciary responsibilities to stockholders under Delaware law.

Financial Information Available to Stockholders

In connection with reaching the conclusion described above, the Board considered the ability of the Company to provide its stockholders with adequate disclosure under applicable law in order to allow the stockholders to make an informed decision with respect to the transaction.  Delaware law does not mandate that specific disclosures be made to stockholders by a company or directors in the context of directors recommending specific action be taken or not be taken by stockholders.  Delaware cases have imposed a “duty of disclosure” on directors in this context, and in general Delaware courts have required disclosure of all “material information” where materiality is determined under the standard delineated by the U.S. Supreme Court in the TSC Industries, Inc. v. Northway, Inc. case.  In applying this standard, Delaware courts have focused on what reasonably available information is, or is not, made available and not on what information must be made available without regard to its availability.  Consequently, the Company concluded that the absence of audited financial statements did not foreclose the Company’s ability to provide adequate disclosure to stockholders under Delaware law.  Further, the Board considered the Company’s disclosure obligations under the federal securities laws, including under Schedule 14D-9.  As noted by the Staff in the Letter, audited financial statements are not required by Schedule 14D-9 and the Company concluded that the absence of audited financial statements would not foreclose its ability to provide adequate disclosure on Schedule 14D-9.  The Company also considered the possibility that its obligations to provide disclosure under Schedule 14D-9 with respect to a potential transaction would terminate following the anticipated deregistration of the Company’s common stock under Section 12(b) on June 25, which would be in advance of any potential completion of the audit, however in light of the transaction execution risks described above, along with the continued deterioration of the Company’s business and the Company’s belief that it could provide disclosure consistent with Delaware law and Schedule 14D-9 (as well as the federal proxy rules) without providing audited financial statements, the Company determined to proceed with the proposed transaction without regard to the timing of the deregistration of its common stock under Section 12(b).

After consultation with Delaware counsel, the Company determined that it would publicly disclose its unaudited consolidated statements of operations for fiscal 2013, 2014, 2015 and 2016 and for the first quarters of fiscal 2016 and 2017, as well as its unaudited consolidated balance sheets as of December 31, 2013, 2014, 2015 and 2016 and March 31, 2016 and 2017, in each case reflecting all restatement-related adjustments to date.  These are the Company’s historical financial statements reflecting the effects of the restatement to the extent they existed as of the date the Recommendation Statement was filed, with the exception of consolidated statements of cash flows for fiscal 2013, 2014 and 2015, which the Company determined that it would not publicly disclose because its fiscal 2016 consolidated statement of cash flows was not available and the Company believed that disclosing only the prior period cash flows could be misleading given the Company’s more recent operating history.  The Company filed these unaudited financial statements with the Commission in a Current Report on Form 8-K filed on May 12, 2017, immediately prior to the filing of the Recommendation Statement.  In doing so, the Company provided to its stockholders the most current and accurate financial information that it was able to provide, which information (i) was prepared by the Company with the assistance of outside advisors and forensic accountants, (ii) was prepared to comply with a GAAP presentation but for the absence of notes and adjustments that may result from the audit, (iii) had been, in the opinion of the Company, finalized pending the audit and (iv) remains the most current and accurate financial information currently available to the Company.  The Company also filed as part of the Recommendation Statement the financial projections that were considered by the Board in reaching its recommendation, and with such disclosure the Company believes that it has provided to its stockholders all material financial information with respect to the Company under applicable state law, which includes all material financial information with respect to the Company that was considered by the Board in making its recommendation set forth in the Recommendation Statement.

While the Company recognizes its obligation to file, and would clearly have preferred to provide to its stockholders, audited financial statements, it believes the financial information provided, together with the information in the Schedule 14D-9 and in the Schedule TO and accompanying materials filed by TAMS Inc. is adequate for its stockholders to make an informed decision regarding the Offer.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6526.  As discussed, with the Offer potentially expiring next week and with potential waiver of the financing condition for the Offer already being delayed, we would appreciate your response at your earliest convenience.  Thank you for your assistance.

Very truly yours,

/s/ Jay E. Bothwick

Jay E. Bothwick